Exhibit 99.2

Strategic Partnership Agreement

This Strategic Partnership Agreement (the “Agreement”) is entered into on October 3, 2025 (the “Effective Date”) by and between:

●	Zeta Network Group, a company incorporated under the laws of Cayman Islands and whose securities are listed on the Nasdaq Stock Market, with its principal executive office at 80 Broad Street, 5th Floor, New York, NY 10005 (“Listco”); and

●	SOLV Foundation, a multi-chain Bitcoin liquid staking and structured finance platform, incorporated under the laws of Cayman Islands, with its principal office at Quality Corporate Services Ltd., Suite 102, Cannon Place, P.O. Box 712, North Sound Rd., George Town, Grand Cayman, KY1-9006 Cayman Islands (“SOLV”).

Listco and SOLV are hereinafter collectively referred to as the “Parties” and each individually as a “Party.”

1.	Background and Strategic Intent

1.1.	Listco recognizes the growing importance of digital assets, blockchain infrastructure, and tokenized finance in the evolution of global capital markets.

1.2.	SOLV has developed expertise, technology, and an ecosystem focused on Bitcoin Liquidity Aggregation and Bitcoin Liquid Staking Solutions. The ecosystem is supported by its core asset, SolvBTC, a BTC wrapper, and its native SOLV token, which supports the ecosystem’s efficient operation.

1.3.	The Parties share a vision of establishing Listco as a Nasdaq-listed digital asset finance company, underpinned by its Bitcoin holdings and complemented by collaboration in business development, technology, and investor engagement.

1.4.	Accordingly, this Agreement sets forth the Parties’ partnership framework with the following objectives:

●	To position Listco as a Nasdaq-listed Bitcoin-centric finance company, focusing on maximizing the utility of its core BTC holdings and complemented by digital asset innovation;

●	To provide shareholders with institutional-grade exposure to Bitcoin while delivering enhanced capital efficiency through a regulated and transparent framework;

●	To leverage SOLV’s proven expertise in Bitcoin Liquidity Aggregation and its track record in servicing institutional clients to support Listco’s evolution into a leading digital finance company;

●	To jointly explore opportunities in emerging areas of blockchain-based financial services.

2.	Strategic Asset Utilization on Solv Platform

2.1.	Strategic Utilization on Solv Platform. Listco shall strategically utilize the SOLV’s platform to maximize the utility of its Bitcoin holdings by depositing Bitcoin held by it or its subsidiaries onto the SOLV’s platform.

2.2.	Custody, Control and Transparency. SOLV, in its capacity as the platform provider, hereby covenants and guarantees the following to Listco:

2.2.1.	SOLV shall ensure that the underlying Bitcoin supporting Listco’s assets is transferred to a regulated third-party custodian selected or approved by Listco, operating under Listco’s direct control, thereby guaranteeing institutional-grade security, transparency, and auditability.

2.2.2.	SOLV guarantees that all utility functions and services provided by the SOLV’s platform will be subject to reasonable and fair application for all users, including Listco.

3.	Strategic Partnership and Cooperation

3.1.	Joint Steering Committee. The Parties shall establish a joint steering committee composed of senior representatives from each Party to coordinate partnership activities, explore opportunities, and monitor progress.

3.2.	Market Development and Branding.

●	The Parties shall collaborate on branding, positioning, and investor communications, highlighting Listco’s pioneering role in Bitcoin Capital Efficiency and digital finance infrastructure.

●	Joint initiatives may include public announcements, investor roadshows, analyst briefings, and co-branded publications.

3.2.1	The Parties shall collaborate on branding, positioning, and investor communications, highlighting Listco’s pioneering role in Bitcoin Capital Efficiency and digital finance infrastructure.

3.2.2	All joint initiatives (including public announcements, investor roadshows, analyst briefings, and co-branded publications) must be strictly subjected to the prior written approval of both Parties' Marketing and Legal teams. Each Party reserves the right to veto any material if it does not strictly align with its internal regulatory compliance standards. For the avoidance of doubt, the joint initiatives described in Section 3.2.2 shall not be construed to include any obligation to make a regulatory disclosure pursuant to Section 6.3.

3.4.	Research and Thought Leadership. The Parties shall jointly develop and publish white papers, research, and market insights on corporate Bitcoin utilization strategies, Bitcoin staking, structured finance products, and tokenization of real-world assets.

3.5.	Technology and Knowledge Sharing. SOLV shall provide technical expertise, ecosystem data, and advisory support to assist Listco in building out its digital asset-related initiatives.

4.	Future Cooperation (Exploratory)

4.1.	The Parties agree, in good faith, to explore future collaboration in areas including but not limited to:

●	Expansion of Listco’s digital asset treasury;

●	Deployment of Bitcoin liquid staking solutions for institutions;

●	Design of structured finance and tokenized investment products;

●	Launch of digital asset wealth management services;

●	Building multi-chain infrastructure and real-world asset tokenization initiatives.

4.2.	The Parties agree that any such initiatives are exploratory in nature and shall only proceed pursuant to separately negotiated and executed definitive agreements.

5.	Partnership Principles

The Parties agree that their cooperation will be guided by the following principles:

●	Strategic Positioning: Present the relationship as a strategic partnership supporting long-term business transformation.

●	Transparency and Governance: Ensure all activities comply with SEC, Nasdaq, and applicable jurisdictional requirements.

●	Dual Value Proposition: The purpose of the cooperation is to enable Listco to provide (i) institutional-grade exposure to Bitcoin and (ii) an infrastructure for maximizing capital efficiency and the potential for broader participation in digital asset financial services.

●	Flexibility: Preserve optionality for future collaboration without creating binding obligations beyond this Agreement.

6.	Safeguards and Risk Management

6.1.	Custody Standards. All acquired digital assets shall be held in custodian accounts controlled by Listco.

6.2.	Termination.

●	If terminated, Listco has the right to request SOLV to return all the deposited Bitcoin and the related proceeds with no further obligations.

6.3.	Regulatory Disclosures. The Parties shall ensure all communications and disclosures comply with applicable SEC and Nasdaq rules.

7.	Confidentiality and Announcements

7.1.	Each Party shall maintain confidentiality of all non-public information disclosed by the other Party in connection with this Agreement.

7.2.	Public announcements regarding this Agreement shall be jointly prepared and approved by the duly authorized director(s) designated by the respective Parties, and shall emphasize:

●	Listco’s establishment of a strategic Bitcoin-centric treasury strategy;

●	The strategic partnership between Listco and SOLV;

●	The shared ambition to explore further opportunities in digital asset finance.

7.3.	Subject to Sections 5 and 6.3 and notwithstanding Section 7.2, each Party shall remain obligated to make any disclosure required under applicable laws or regulations (including, without limitation, the U.S. Securities Act of 1933, as amended, and the Nasdaq Listing Rules) without obtaining the prior consent of the other Party.

8.	Legal Framework

8.1.	Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of Singapore.

8.2.	Binding Nature. Sections 2 (Strategic Asset Utilization on Solv Platform), 3.1–3.2 (Strategic Partnership and Cooperation), 5 (Partnership Principles), 6 (Safeguards and Risk Management),7 (Confidentiality and Announcements), and 8 (Legal Framework) are binding. All other provisions reflect current intentions and are non-binding.

8.3.	Entire Agreement. This Agreement constitutes the entire understanding between the Parties in respect of the subject matter hereof.

IN WITNESS WHEREOF, the Parties have executed this Strategic Partnership Agreement as of the Effective Date.

Agreed and Accepted:

Authorized Signatory

Zeta Network Group	SOLV Foundation (SOLV)

/s/ Samantha Huang	/s/ Ryan Chow
Samantha Huang	Ryan Chow
Chief Executive Officer	Chief Executive Officer
October 3, 2025	October 3, 2025

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